Exhibit 12

                        TAMPA ELECTRIC COMPANY

                  RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.

                       Year Ended December 31,
             1998       1997    1996(2)  1995(2)  1994(2)

            4.51x(1)   4.38x   4.40x     4.28x   3.88x(3)


     For the purposes of calculating these ratios, earnings consist of income before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.


(1) Includes the effect of one-time, pretax charges totaling $16.9 million. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.77x for the year ended Dec. 31, 1998.

(2) Amounts have been restated to reflect the merger of Peoples Gas System, Inc., with and into Tampa Electric Company.

(3) Includes the effect of a $21.3-million pretax restructuring charge. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this non-recurring charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 4.23x for the year ended Dec. 31, 1994.






















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